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Pupster Bakery

Bakery

32 jones st
new york, NY 10014
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $30,000 invested.
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THE PITCH
Pupster Bakery is seeking investment to renovate and expand.
Renovating LocationFirst LocationLease SecuredGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAR
REVIEW SPECIFICS
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OUR MISSION

At Pupster Bakery, we cater to all of your loved ones' needs. We specialize in specific allergy and dietary r
sets us apart from others and we can modify any recipe to meet your pups' needs.

Our bakery features only human-grade ingredients. We pride ourselves for having no "mystery" ingredient
preservatives or artificial flavors.
Our dyes are also made purely from plant juices and ingredients are always organic and all-natural.

Starting with one treat and expanding to the many treats they have now he gets to have fun with his creati
a product he can stand behind.

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750 sq. ft.

Floor Space

2014

Founded

4 people

Employees

$45

Average Ticket Size

$18,000

Projected Monthly Revenue

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OUR OFFERINGS

We hand-pick all of our ingredients and try to get most of them from the local farmer's market whenever p
quality, human-grade ingredients and have researched the perfect ingredients to add to the treats to make
food regiment.

These treats aren't magic but do contain natural ingredients that can improve common issues. Our treats a
an already healthy and nutritious dietary and lifestyle, not to replace meals.

Our promise to you is that we do everything we can to ensure that they receive the highest quality treats t
made with wheat, corn, soy and gluten free ingredients. These are the most common allergens and fillers
foods.

Our treats never contain any preservatives, and everything made in our kitchen is free of chemicals, salt, a
GMO ingredients. We always bake our treats to order and in small batches.

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$800,000

Projected Annual Revenue

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17,000 people

Social Media Followers

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70%

Gross Margin

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THE TEAM

John

Owner

As the owner and operator John is passionate about building a community for pet lovers through his store cards are working properly.

● Running weekly and monthly reports.

● Finalizing all money at the end of each month

● Making sure all receipts are submitted within 48 hours of the end of the

month to count toward that month's close.

● Updating the merchant portal and merchant website to match that season

and that season's promotions.

● Updating the customer website to the latest product and prices.

● Keeping up with all legal paperwork and merchant profiles.

● Do onboarding paperwork for all new employees

● Run payroll every monday by 5pm

● Take and reply to customer emails, complaints, and comments submitted

online and follow up with them.

● Make and send out badges to all new employees.

● Type up new product launches and create the packets to send out to

merchants.

● Help create the catalog 3 times a year. (spring/summer, fall/winter, holiday)

● Keep up with all customer profiles

● Reply to and fix any employee issues and tickets sent to

you concerning the POS system.

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this will only increase with foot traffic to our store daily. We have a partnership with 1-800-FLOWERS as t
gift boxes. We have lots of interest in perishable items (cakes, cupcakes etc) We are profitable and see ex
location.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Kitchen Equipment $10,000

Kitchen Expansion and renovation $15,000

Retail expansion and renovation $7,100

bakery case and equipment $5,500

Mainvest Compensation $2,400

Total $40,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $730,000 $803,000 $859,210 $902,170 $929,235

Cost of Goods Sold $470,968 $518,064 $554,328 $582,044 $599,505

Gross Profit $259,032 $284,936 $304,882 $320,126 $329,730

EXPENSES

Rent $96,000 $98,400 $100,860 $103,381 $105,965

Utilities $4,800 $4,920 $5,043 $5,169 $5,298

Salaries $120,000 $132,000 $141,240 $148,301 $152,750

Insurance $2,400 $2,460 $2,521 $2,584 $2,648

Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621

Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621

Operating Profit $23,832 $34,856 $42,612 $47,771 $49,827

This information is provided by Pupster Bakery. Mainvest never predicts or projects performance, and has
forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Ellett Edmands LLC.pdf

Investment Round Status

Target Raise $40,000

Maximum Raise $125,000

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees a Note is not like that at all. The ability of Pupster Bakery to make the payments you expect, and ultimately depends on a number of factors, including many beyond our control.

Limited Services

Pupster Bakery operates with a very limited scope, offering only particular services to potential clients, ma customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new Bakery competes with many other businesses, both large and small, on the basis of quality, price, location customer preference away from Pupster Bakery's core business or the inability to compete successfully ag negatively affect Pupster Bakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Pupster Bakery's management or vote on and/c regarding Pupster Bakery. Furthermore, if the founders or other key personnel of Pupster Bakery were to l to work, Pupster Bakery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st various assumptions regarding operations. The validity and accuracy of these assumptions will depend in Pupster Bakery and the key persons will have no control. Changes in assumptions or their underlying facts forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th there can be no assurance that the actual operating results will correspond to the forecasts provided here newly established entity and therefore has no operating history from which forecasts could be projected v

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pups
to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Pupster Bakery will be required to provide some information to investors for at least 12 months following th
far more limited than the information that would be required of a publicly-reporting company; and Pupster
annual information in certain circumstances.

Uninsured Losses

Although Pupster Bakery will carry some insurance, Pupster Bakery may not carry enough insurance to pr
Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at
Bakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Pupster Bakery's financial performance or abil
any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Pupster Bakery's management will coincide: you both wa
as possible. However, your interests might be in conflict in other important areas, including these: You mig
conservative to make sure they are best equipped to repay the Note obligations, while Pupster Bakery mig
invest in the business. You would like to keep the compensation of managers low, while managers want to

Future Investors Might Have Superior Rights

If Pupster Bakery needs more capital in the future and takes on additional debt or other sources of financi
superior to yours. For example, they might have the right to be paid before you are, to receive larger distri
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Pupster Bakery to banks, commercial finance lend
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pupster Bakery. Mainvest never predicts or projects performance, and has
information. For additional information, review the official Form C filing with the Securities and Exchange C
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